Imago BioSciences, Inc.

329 Oyster Point Blvd., 3rd Floor

South San Francisco, CA 94080

August 25, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Jordan Nimitz

Re:	Imago BioSciences, Inc.

Registration Statement on Form S-3 (Registration No. 333-266963)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby respectfully request acceleration of the effective date of the Registration Statement on Form S-3 (File No. 333-266963) (the “Registration Statement”), of Imago BioSciences, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:05 p.m., Eastern Time, on August 29, 2022, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Ben Potter at (650) 470-4809.

If you have any questions regarding the foregoing, please do not hesitate to contact Ben Potter of Latham & Watkins LLP at (650) 470-4809. Thank you in advance for your assistance in this matter.

Very truly yours,

IMAGO BIOSCIENCES, INC.

By:	/s/ Hugh Y. Rienhoff Jr.
	Name:	Hugh Y. Rienhoff Jr.
	Title:	Chief Executive Officer

cc:	(via email)

Hugh Y. Rienhoff Jr., Chief Executive Officer, Imago BioSciences, Inc.

Laura G. Eichorn, Chief Financial Officer, Imago BioSciences, Inc.

Benjamin A. Potter, Latham & Watkins LLP

Julia A. Thompson, Latham & Watkins LLP

R. Charles Cassidy III, Latham & Watkins LLP